

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Zhen Qin
Chief Executive Officer
Linkhome Holdings Inc.
2 Executive Circle, Suite 100
Irvine, CA 92614

> **Re: Linkhome Holdings Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 29, 2024**
> **CIK No. 0002017758**

Dear Zhen Qin:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 29, 2024

Prospectus Summary, page 1

1. We note your response to prior comment 1. However, you still have not disclosed the source for your claim that you are "one of the fastest-growing artificial intelligence real estate platforms in the United States." Identify the two competing real estate platforms which are developing their own AI tools. Balance your discussion of revenue growth with your net income growth. Also update your market data, such as the 2020 NAR data, throughout the filing to the latest available date.

2. We note your response to prior comment 2. Please clarify that the transaction with the Cash Offer tool was with a related party, a beneficial owner of 12.5% of your voting securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Income Statement Items
Total Revenues, page 46

3.   We note your response to our prior comment 4 and revised disclosure here explaining the decline in real estate agency commission revenues from fiscal 2022 to fiscal 2023 as a function of the lower real estate transaction dollar volume of $15,438,435 in 2023 as compared to $28,243,875 in 2022. However, these amounts are disclosed in reverse order for each year on pages 1 and 62. Please revise.

Certain Relationships and Related-Party Transactions, page 79

4.   We note your response to prior comment 6. Please disclose the names of the related parties for each transaction. See Item 404(a)(1) of Regulation S-K.

Principal Stockholders, page 80

5.   Please disclose the address of your greater than five percent beneficial owner. See Item 403(a) of Regulation S-K.

General

6.   Please file the consent of each director nominee as an exhibit to your registration statement. See Securities Act Rule 438.

        Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Michael J. Blankenship